**PRESS RELEASE**



# Globex Mining Enterprises Inc.

"At Home in North America"

GLOBEX SUPPL 19,240,074 shares issued and outstanding

Ref.: File no. 82-4025



February 18, 2010

## Globex Options Stake in Duquesne West Gold Property

**Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX)** is pleased to inform shareholders that a Memorandum of Agreement entered into on December 14, 2009 between Globex Mining Enterprises Inc. (Globex) and Geoconseils Jack Stoch Limited (GJSL) herein called "the Vendors" and On-Strike Gold Inc. herein called "the Optionee" was executed on February 5th, 2010 following a period of due diligence consisting of a property visit, re-logging of select core, duplicated sampling of some gold zones and a detailed study and evaluation of all available technical data.

The agreement concerns the Duquesne West Gold Property (20 claims) located in Duparquet and Destor townships, Quebec owned 50% by Globex and 50% by GJSL (acquired prior to listing of Globex in 1987) and GJSL's 100% owned Ottoman Fault Property (40 claims), herein called the "Interests".

Under the agreement, the Vendors will deposit the Interests in a corporation, newly formed by the Vendors, herein called the "Optionor", in exchange for 100 common shares and $6,000,000 in Preferred Interest Bearing Shares of the Optionor. Interest payable to the Vendors (3% in the first 2 years and 5% in the subsequent 2 years) on the Preferred Shares by the Optionor shall be paid by the Optionee. The Optionor, in a Mining Option Agreement with the Optionee, grants the Optionee the sole and exclusive right and option (the "Option") to acquire 75% of the common shares of the Optionor. The consideration for granting the Option is the payment by the Optionee to the Optionor of $50,000 and the issuance of 2,000,000 shares of the Optionee upon signature of the final agreement and an additional payment of $50,000 upon the "Closing" which shall be no later than May 31, 2010.

The Closing shall consist of a merger with a TSXV-listed company and shall include a share for share exchange of the Optionee's shares for the shares of the "Resulting Issuer".

In order to maintain the Option, the Resulting Issuer must make the following additional payments to the Optionor and expenditures:

- A payment of $100,000 by the first anniversary of the Closing
- A payment of $100,000 by the second anniversary of the Closing
- A payment of $200,000 by the third anniversary of the Closing
- A payment of $300,000 by the fourth anniversary of the Closing





Incur cumulative expenditures of $10,000,000 on the property on the following basis:

- $1,000,000 by the first anniversary of the Closing
- $2,000,000 by the second anniversary of the Closing
- $2,000,000 by the third anniversary of the Closing
- $5,000,000 by the fourth anniversary of the Closing

Upon completion of all the payments and expenditures above, the Resulting Issuer shall have 30 days to make an additional payment of $6,000,000 to the Optionor (may be in shares of the Resulting Issuer at the consent of the Vendors). Failure to make any individual payment shall cause the agreement to terminate.

The Vendors shall hold a Gross Metal Royalty (GMR) upon all mineral production from the Interests to be calculated using LME pricing as follows:

- 2% GMR on all gold delivered at less than US$1,000 per oz
- 2.5% GMR on all gold delivered between US$1,000 and $1,250 per oz
- 3% GMR on all gold delivered above US$1,250 per oz

The Resulting Issuer shall have an exclusive option to purchase 0.5% GMR for $1,500,000 prior to commercial production. The Resulting Issuer shall also assume a 1% Net Smelter Return (NSR) obligation due to a prospector on the Duquesne West Property.

Upon completion of the Option period and all obligations, a joint venture, based upon a 75% interest held by the Resulting Issuer and 25% by the Vendors, shall be formed. The Vendors shall have the option of not participating as contributing partners in the joint venture by relinquishing their 25% working interest in exchange for an additional 1% GMR, in which case, the Resulting Issuer shall assume 100% interest in the Optionor and thus the property.

The Duquesne West Property straddles approximately 3.3 km of the gold localizing Porcupine Destor Fault and the Ottoman Fault property covers 5.3 km of parallel fault structures. The properties are located within the large land package now being actively explored by Clifton Star Resources Inc. and Osisko Mining Corp. Previous exploration has outlined a NI 43-101 resource of 1,067,033 tonnes grading 8.89 g/t gold as reported in a report by J. Reddick, P. Geo dated February 16, 2003 for Kinross Gold Corporation. Since that date two additional drill programs have extended the known mineralization but have not yet been included in an updated NI 43-101 report. Drill holes of up to 10.6 metres grading 53.48 g/t Au are reported in previous drilling. Due to regulatory requirements, consider the 2003, NI 43-101 report as historical and non NI 43-101 conformable. It should not be relied upon until updated. The Ottoman Fault property adjoins the Duquesne West property to the north and northwest and covers several important fault structures and gold intersections in drill holes.

Globex is pleased that the due diligence process has confirmed the potential of the Duquesne West and Ottoman Fault properties and looks forward to the implementation of the Option as outline above.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

**Forward Looking Statements**

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com